Exhibit 99.3

Management's Discussion and Analysis

Year ended December 31, 2018

1

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) expectations regarding continued wind-down of balance sheet lending as we grow the AUM in our suite of lending LPs, including that balance sheet run-off will reach a conclusion by the end of 2019, leading to material increases in lending LP management fees in 2020 and onwards; (ii) expectations regarding deployment of capital called into our lending LPs in 2019; (iii) expectation that the strong finish to the price of gold in the year will carry forward to 2019; (iv) expectation that there will be a lower redemption experience for exchange listed products in 2019; (v) expectation that the average AUM for exchange listed products will likely be lower in 2019; (vi) expectation that, to the extent that loan repayments outpace capital deployments, declines in 2019 interest income could outpace increases in management fees from our lending LPs; (vii) anticipation that earnings from the alternative asset management business will be relatively flat to slightly positive year-over-year; (viii) expectation that equity origination and placement fee activities will continue to come under pressure in 2019 as it did in 2018; (ix) expectation that we will see a material decrease in compensation expense in 2019 and the primary reasons causing such decrease as described under the heading “Outlook - Corporate”; (x) our belief that management fees and interest income will continue to be sufficient to satisfy ongoing operating needs and that we hold sufficient cash and liquid securities to meet any other operating and capital requirements; and (xi) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s merchant bank and advisory business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2019; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated February 27, 2019, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2018, compared with December 31, 2017, and the consolidated results of operations for the three and twelve months ended December 31, 2018, compared with the three and twelve months ended December 31, 2017. The Board of Directors approved this MD&A on February 27, 2019. All note references in this MD&A are to the notes to the Company's December 31, 2018 audited consolidated financial statements ("financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the financial statements. The Canadian dollar is the Company's functional and reporting currency for purposes of preparing the financial statements given that the Company conducts most of its operations in that currency. Accordingly, all dollar references in this MD&A are in Canadian dollars, unless otherwise specified. The use of the term "prior period" refers to the three and twelve months ended December 31, 2017.

2

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators include:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Sales & Capital Calls

Sales and capital calls, net of redemptions and distributions, are key performance indicators as the amount of new net assets being added to the total AUM of the Company will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation given that AUM is also the basis upon which carried interest and performance fees are calculated.

Net Fees

Management fees, carried interest and performance fees, net of trailer fees, sub-advisor fees, carried interest and performance fee payouts, is a key revenue indicator as it represents the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise from the transaction based service offerings of our Canadian and U.S broker-dealers.

3

EBITDA, Adjusted EBITDA and Adjusted base EBITDA

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA measures are determined:

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Net income (loss) for the periods	9,831	2,519	31,379	37,532
Adjustments:
Interest expense	312	22	419	201
Provision (recovery) for income taxes	3,383	(1,234)	1,278	5,774
Depreciation and amortization	598	1,386	2,199	6,427
EBITDA	14,124	2,693	35,275	49,934

Other adjustments:
(Gains) losses on proprietary investments	(3,912)	63	5,782	5,189
(Gains) losses on foreign exchange	(2,026)	(340)	(2,310)	7,412
Non-cash stock-based compensation	1,738	1,275	5,199	1,662
Net proceeds from Sale Transaction	—	915	(4,200)	(31,691)
Unamortized placement fees	(279)	349	(1,093)	5,057
Other expenses(1)	447	3,886	2,746	4,788
Adjusted EBITDA	10,092	8,841	41,399	42,351

Other adjustments:
Carried interest and performance fees	—	(3,584)	(1,802)	(4,676)
Carried interest and performance fee related expenses	—	2,267	915	2,489
Adjusted base EBITDA	10,092	7,524	40,512	40,164

(1)	See Other Expenses in Note 7 of the financial statements. In addition to the items outlined in Note 7, Other also includes severance accruals of $Nil for the 3 months ended (2017 - $2.2 million) and $0.5 million for the 12 months ended (2017 - $2.5 million).

4

BUSINESS OVERVIEW

Our reportable operating segments are as follows:

* These reportable operating segments substantially form our "Private Resource Investments" Platform. Previously, we separately disclosed the results of our Consulting segment.

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Alternative Asset Management

•	The Company's alternative investment strategies and sub-advised products.

Global

•	The Company's U.S operations, including: 1) fixed-term limited partnership vehicles, 2) discretionary managed accounts; and 3) U.S.-based broker-dealer.

Lending

•	The Company's lending activities occur through limited partnership vehicles ("lending LPs"). Balance sheet lending continues to wind-down as we grow the AUM in our suite of lending LPs.

Merchant Banking & Advisory Services

•	The Company's Canadian merchant banking and advisory services activities through Sprott Capital Partners ("SCP"), a division of Sprott Private Wealth LP ("SPW").

Corporate

•	Provides the Company's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Given its immateriality relative to the three quantitative tests of IFRS 8, effective Q1 2018, the Consulting segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All Other Segments" in Note 14 of the financial statements. Consulting is the only segment in this category as all other Company segments are reportable.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the financial statements.

5

BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation was $929 million during the quarter, and on a full year basis was down $16 million. Strong precious metals prices in the fourth quarter offset a significant amount of market value depreciation experienced earlier in the year.

Product and Business Line Expansion

•	AUM in our lending LPs stood at $498 million (US$365 million) as of December 31, 2018. This was due to $246 million (US$164 million) of new capital calls into our lending LPs (net of capital distributions) during the year. Subsequent to year-end, total uncalled capital (i.e. committed but not yet called into our lending LPs) stood at $965 million (US$707 million). The $625 million (US$449 million) increase from September 30, 2018 was primarily due to the December and January closings of an additional $590 million (US$432 million) in capital commitments.

•	On January 29, 2018, the Company completed the sale of its non-core private wealth client business (together with the August 1, 2017 sale of its non-core Canadian diversified funds business, referred to as the "Sale Transaction").

•	On January 16, 2018, the Company successfully closed on the acquisition of Central Fund of Canada Limited ("CFCL") for $120 million, plus a contingent earn-out. This transaction added $4.3 billion to Company AUM at the time. Upon closing, the assets of CFCL were transfered to the Sprott Physical Gold & Silver Trust ("CEF").

Outlook

Exchange Listed Products

•	We expect the strong finish to the price of gold in the year to carry forward to 2019, however, the benefit of higher gold prices will be somewhat offset by starting 2019 with a lower AUM base given our 2018 redemption experience (15% of acquired CFCL assets).

Lending

•	We expect a relatively steady deployment of called capital (AUM growth) into our lending LPs in 2019, ranging from US$200 million - US$400 million by end of that year. Over that same time period, we expect our legacy balance sheet loans to continue running off at about the same pace it has historically. However, to the extent that loan repayments outpace capital deployments, declines in 2019 interest income could outpace increases in 2019 management fees from our lending LPs. We anticipate the balance sheet run-off to reach a conclusion by end of 2019.

Alternative Asset Management

•	We anticipate earnings from this business to be relatively flat to slightly positive year-over-year.

Canadian & U.S. broker-dealer businesses

•	We expect the pace of equity origination and placement fee activity to be similar in 2019 to what it was in 2018.

Corporate

•	We expect to see a material decrease in corporate expenses in 2019, primarily due to: (1) lower LTIP amortization as the graded vesting schedule of the 2017 grants reach the low points of the amortization schedule; and (2) slightly flat to lower SG&A as we continue our cost containment efforts.

6

SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
SUMMARY INCOME STATEMENT
Management fees	13,182	13,722	14,559	14,056	10,247	13,597	20,460	20,677
Carried interest and performance fees	—	—	685	1,117	3,584	835	126	131
less: Trailer fees	38	45	49	47	225	617	2,762	2,944
less: Sub-advisor fees	—	—	—	—	—	426	1,124	1,060
less: Carried interest and performance fee payouts	—	—	356	559	2,267	—	12	16
Net Fees	13,144	13,677	14,839	14,567	11,339	13,389	16,688	16,788
Commissions	6,414	4,573	7,516	8,857	7,366	4,746	8,878	8,200
less: Commission expense	2,704	2,447	2,701	3,667	2,855	1,553	3,364	3,208
Net Commissions	3,710	2,126	4,815	5,190	4,511	3,193	5,514	4,992
Interest income	4,244	4,824	3,293	2,775	3,588	2,789	3,387	5,829
Gains (losses) on proprietary investments	3,912	(4,765)	(3,050)	(1,879)	(63)	(3,770)	613	(1,969)
Gains (losses) on long-term investments	3,007	(151)	(72)	56	3,639	—	—	—
Other income (loss)	2,453	(275)	3,683	6,533	1,144	31,487	(2,648)	1,338
Total Net Revenues	30,470	15,436	23,508	27,242	24,158	47,088	23,554	26,978

Compensation (1)	11,163	8,167	10,634	9,485	10,631	5,655	11,784	12,461
Compensation - severance accruals	38	359	—	149	2,193	62	196	1
Placement and referral fees	368	223	148	204	833	782	4,628	68
Selling, general and administrative	4,483	3,430	4,920	4,652	5,761	5,208	6,163	6,566
Expected credit loss provisions (recoveries) (2)	—	—	—	—	—	—	—	(4,942)
Amortization and impairment charges	598	457	456	688	1,386	1,473	1,778	1,790
Other expenses	606	790	802	1,179	2,069	703	289	934
Total Expenses	17,256	13,426	16,960	16,357	22,873	13,883	24,838	16,878

Net Income (Loss)	9,831	1,975	5,916	13,657	2,519	29,804	(3,606)	8,815
Net Income (Loss) per share	0.04	0.01	0.02	0.06	0.01	0.12	(0.01)	0.04
Adjusted base EBITDA	10,092	9,707	10,686	10,027	7,524	8,007	8,751	15,882
Adjusted base EBITDA per share	0.04	0.04	0.04	0.04	0.03	0.03	0.04	0.06

SUMMARY BALANCE SHEET
Total Assets	428,215	401,366	403,985	407,177	409,849	408,093	387,636	426,647
Total Liabilities	55,094	36,486	36,372	42,417	65,985	61,707	62,925	64,113
Cash	47,252	41,452	37,974	52,097	156,120	152,952	96,572	113,882
less: syndicate cash holdings	(10,421)	(967)	(796)	(932)	(776)	(649)	(477)	(3,838)
Net cash	36,831	40,485	37,178	51,165	155,344	152,303	96,095	110,044
Proprietary and long-term investments	129,271	115,744	120,853	96,352	114,327	134,306	137,505	156,097
less: obligations related to securities sold short	(255)	—	(2,927)	(8,543)	(24,993)	(25,988)	(26,577)	(30,157)
Net investments	129,016	115,744	117,926	87,809	89,334	108,318	110,928	125,940
Loans receivable	36,021	36,532	40,208	50,467	48,673	46,215	67,804	73,336
Investable Capital	201,868	192,761	195,312	189,441	293,351	306,836	274,827	309,320

ASSETS UNDER MANAGEMENT
Exchange Listed Products	8,164,136	7,560,651	8,530,082	9,014,378	4,634,068	4,539,751	4,591,479	4,758,403
Alternative Asset Management	799,942	868,003	1,009,007	1,054,745	1,115,114	1,177,214	3,323,611	3,529,068
Private Resource Investments (3)	1,614,348	1,637,458	1,586,953	1,522,090	1,574,200	1,474,547	1,391,367	1,404,955
Total Enterprise AUM	10,578,426	10,066,112	11,126,042	11,591,213	7,323,382	7,191,512	9,306,457	9,692,426

(1)	Compensation includes stock-based compensation, but excludes commission expense, carried interest and performance fee payouts, which are reported net of commission revenue, carried interest and performance fees, respectively.

(2)	Starting Q1, 2018, in order to comply with the new IFRS 9 accounting standard, an expected loss model was used. In the periods prior to Jan 1, 2018, an incurred loss model was used as per IAS 39. See Changes in accounting policies in Note 2 of the annual financial statements.

(3)	Primarily includes the AUM of our Consulting, Global and Lending segments.

7

RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $10.6 billion as at December 31, 2018, up $0.5 billion (5%) from September 30, 2018 and up $3.3 billion (44%) from December 31, 2017. The increase on a three months ended basis was primarily due to higher precious metal prices in our physical trusts net of redemptions. The increase on a full year basis was primarily due to the successful acquisition of CFCL and higher capital calls activity (AUM) in our lending LPs. These increases more than offset the redemption activity in our physical trusts and sub-advised product offerings.

3 months results

In millions $	AUM Sept. 30, 2018	Net Sales & Capital Calls		Market Value Change	Distributions, Acquisitions & Divestitures		AUM Dec. 31, 2018
Exchange Listed Products
- Physical Trusts	7,320	(300	)(1)	907	—		7,927
- ETFs	241	(41)		37	—		237
	7,561	(341)		944	—		8,164
Alternative Asset Management
- In-house	376	—		(30)	(51)		295
- Sub-advised	492	(3)		16	—		505
	868	(3)		(14)	(51)		800
Private Resource Investments
- Managed Companies	595	—		11	—		606
- Private Resource Lending LPs	493	35		27	(57	)(2)	498
- Fixed Term LPs	270	—		(27)	—		243
- Separately Managed Accounts	279	—		(12)	—		267
	1,637	35		(1)	(57)		1,614
Total	10,066	(309)		929	(108)		10,578

(1)	Total CFCL units acquired on January 16, 2018 were 252 million. For the 3 months ended December 31, 2018, 9 million units ($139 million or 4%) were redeemed.
(2)	Distributions of principal receipts to clients of our lending LPs.

12 months results

In millions $	AUM Dec. 31, 2017	Net Sales & Capital Calls		Market Value Change	Distributions, Acquisitions & Divestitures		AUM Dec. 31, 2018
Exchange Listed Products
- Physical Trusts	4,200	(883	)(1)	273	4,337		7,927
- ETFs	434	(131)		(66)	—		237
	4,634	(1,014)		207	4,337		8,164
Alternative Asset Management
- In-house	405	(10)		(49)	(51)		295
- Sub-advised	710	(92)		(113)	—		505
	1,115	(102)		(162)	(51)		800
Private Resource Investments
- Managed Companies	706	—		(2)	(98)		606
- Private Resource Lending LPs	252	320		47	(121	)(2)	498
- Fixed Term LPs	308	—		(65)	—		243
- Separately Managed Accounts	308	—		(41)	—		267
	1,574	320		(61)	(219)		1,614
Total	7,323	(796)		(16)	4,067		10,578

(1)	Total CFCL units acquired on January 16, 2018 were 252 million. For the 12 months ended December 31, 2018, 37 million units ($616 million or 15%) were redeemed.
(2)	Distributions of principal receipts to clients of our lending LPs.

8

MANAGEMENT FEES BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at December 31, 2018 (in thousands $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST AND PERFORMANCE FEE CRITERIA

Exchange Listed Products
Sprott Physical Gold and Silver Trust	3,830,912	0.40%	N/A (1)
Sprott Physical Gold Trust	2,763,268	0.35%	N/A (1)
Sprott Physical Silver Trust	1,194,220	0.45%	N/A (1)
Sprott Gold Miner's ETF	179,440	0.57%	N/A (1)
Sprott Physical Platinum & Palladium Trust	138,562	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	57,734	0.57%	N/A (1)

Total	8,164,136	0.40%

Alternative Asset Management: In-house
Sprott U.S. Value Strategies	248,570	1.00%	15% of all net profits in excess of the HWM
Separately Managed Accounts (2)	45,970	1.00%	N/A

Total	294,540	1.00%

Alternative Asset Management: Sub-advised
Bullion Funds (3)	311,261	0.51%	10% excess over applicable benchmark indices
Corporate Class Funds (3)	106,789	0.75%	10% excess over applicable benchmark indices
Flow-through LPs (3)	87,352	0.70%	20% of all net profits in excess of the HWM

Total	505,402	0.59%

Private Resource Investments
Managed Companies (4)	605,598	0.50%	N/A
Sprott Private Resource Lending LPs	498,231	1.23%	15-70% of net profits over guaranteed return
Separately Managed Accounts (5)	267,068	0.61%	20% of net profits over guaranteed return
Fixed Term Limited Partnerships	243,451	1.70%	15-30% over guaranteed return

Total	1,614,348	0.92%

Total AUM	10,578,426	0.51%

(1) Exchange listed products do not attract performance fees, however the management fees they generate are closely correlated to precious metals prices.
(2) Institutional managed accounts.
(3) Management fee rate represents the net amount received by the Company as sub-advisor for these products.
(4) Includes Sprott Resource Holdings Inc. and Sprott Korea Corp.
(5) Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

9

KEY REVENUE LINES

Net Fees in the quarter were $13.1 million, up $1.8 million (16%) from the prior period and were $56.2 million on a full year basis, down $2.0 million (3%). The increase on a three months ended basis was due to management fee generation on the newly acquired CFCL assets in our Exchange Listed Products platform. We also experienced increased fee generation from our lending LPs as we continue to deploy called capital as fee earning AUM. On a full year basis, excluding net fees that were earned last year on the diversified assets sold as part of the Sale Transaction, Net Fees were up $14.9 million (36%). The increase on a normalized basis was due to management fee generation on the newly acquired CFCL assets in our Exchange Listed Products platform. We also experienced increased fee generation from our lending LPs as we continue to deploy called capital as fee earning AUM.

(1)	Excludes fees generated from the non-core assets sold in August 2017.

Interest Income in the quarter was $4.2 million, up $0.7 million (18%) from the prior period and was $15.1 million on a full year basis, down $0.5 million (3%). The increase on a three months ended basis was primarily due to increased co-investments in our lending LPs. Excluding last year's impact of catch-up interest recorded on a previously impaired loan, interest income on a full year basis was up $2.2 million (17%). The full year increase on a normalized basis was primarily due to the early settlement of loans and income generation from our co-investments in lending LPs.

(1)	$965 million (US$707 million) of committed capital remains uncalled (future AUM).

Net Commissions in the quarter were $3.7 million, down $0.8 million (18%) from the prior period and were $15.8 million on a full year basis, down $2.4 million (13%). The decline was due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

10

KEY EXPENSE LINES

Compensation, excluding commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance accruals which are non-recurring, was $11.2 million, up $0.5 million (5%) from the prior period and was $39.4 million on a full year basis, which was down $1.1 million (3%).The increase on a three months ended basis was mainly due to year-end incentive accrual true-ups. The decrease on a full year basis was primarily due to lower head count as a result of last year's Sale Transaction which more than offset the higher equity amortization.

SG&A was $4.5 million in the quarter, down $1.3 million (22%) from the prior period and was $17.5 million on a full year basis, down $6.2 million (26%). This was largely due to lower rent, marketing, sales, professional fees, technology and fund operating expenses as a result of last year's Sale Transaction, and to a lesser extent, our on-going cost containment program.

ADDITIONAL REVENUE AND EXPENSE HIGHLIGHTS

Proprietary investments gains during the quarter and losses on a full year basis were due to market value movements of certain resource equity holdings and bullion investments.

Gains on long-term investments were due to market value appreciation of our strategic long-term investments.

Other income was higher in the quarter and lower on a full year basis. The increase in the quarter was mainly from foreign exchange gains on U.S dollar dominated cash, receivables and loans. The decrease on a full year basis was primarily due to net sales proceeds received on last year's Sale Transaction in the prior period.

Placement and referral fees were lower in the quarter and on a full year basis due to less usage of placement agents in our lending business.

Expected credit loss provisions ("ECL") were $Nil in the quarter, however on transition to IFRS 9 in the first quarter of this year, a Stage 1 ECL provision of $50 thousand was charged to opening retained earnings (December 31, 2017 - $Nil).

Amortization of intangibles was lower due to finite life fund management contracts in our Global segment being fully amortized in the first quarter of this year.

Amortization of property and equipment had a nominal increase on a three months ended basis and was flat on a full year basis.

Other expenses were lower in the quarter and on a full year basis, due to lower costs related to our energy assets.

11

Adjusted Base EBITDA

3 months results

Adjusted base EBITDA in the quarter was $10.1 million, up $2.6 million (34%) from the prior period. The increase in earnings was due to higher net fees generated on the newly acquired CFCL assets and newly called capital (AUM) and higher co-investment income generated in our lending LPs. These increases were partially offset by lower fees earned on U.S. based fixed-term LPs and lower net commissions due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

12 months results

Adjusted base EBITDA on a full year basis was $40.5 million, up $0.3 million (1%). Excluding the impact of last year's Sale Transaction, catch-up interest and loan loss reversal, adjusted base EBITDA was up $13.7 million (51%). The increase in earnings on a normalized basis was due to higher net fees generated on the newly acquired CFCL assets and newly called capital (AUM) and higher co-investment income generated in our lending LPs. These increases were partially offset by lower fees earned on U.S. based fixed-term LPs and lower net commissions due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

(1)	Net of consolidation eliminations and non-reportable segments. See Note 14 of the annual financial statements.
(2)	Excludes EBITDA generated in 2017 from: 1) non-core assets sold in our Alternative Asset Management segment; and 2) loan loss provision reversal and related catch-up interest in our Lending segment.

12

Balance Sheet

Investable Capital was $202 million, down $91 million (31%) from December 31, 2017. The decrease was primarily due to the purchase of CFCL assets in January of this year.

Total Assets were $428 million, up $18 million (4%) from December 31, 2017. The slight increase was primarily due to increased intangible assets attributable to the CFCL transaction, offset by the deployment of investable capital previously described.

Total Liabilities were $55 million, down $11 million (17%) from December 31, 2017. The decrease was largely due to lower obligations related to securities sold short as we unwind certain hedge positions in our proprietary investments.

Total Shareholder's Equity was $373 million, up $29 million (9%) from December 31, 2017. The increase was primarily due to the issuance of share capital on purchase of CFCL.

13

REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	7,511	4,672	32,652	18,579
Other income (loss)	719	94	827	(595)
Total Revenues	8,230	4,766	33,479	17,984

Compensation	1,047	1,708	4,473	3,669
Selling, general and administrative	802	588	3,295	2,655
Amortization and impairment charges	316	340	1,259	1,369
Other expenses	—	—	30	—
Total Expenses	2,165	2,636	9,057	7,693

Net Income before income taxes	6,065	2,130	24,422	10,291
Adjusted base EBITDA	5,675	2,376	24,924	12,255
Total AUM	8,164,136	4,634,068	8,164,136	4,634,068

3 and 12 months ended

Adjusted base EBITDA in the quarter was $5.7 million, up $3.3 million from the prior period and $24.9 million on a full year basis, up $12.7 million:

•	The increase was primarily due to higher management fees generated on new AUM from the CFCL acquisition. This increase was partially offset by higher compensation expense on a full year basis as a result of higher LTIP amortization.

Non-EBITDA highlights:

•	Other income during the quarter and on a full year basis was mainly driven by FX movements on U.S dollar dominated cash and receivables.

14

Alternative Asset Management

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,596	2,078	7,199	32,901
Carried interest and performance fees	—	3,584	1,061	4,676
less: Trailer fees	38	40	179	7,594
less: Sub-advisor fees	—	—	—	2,611
less: Carried interest and performance fee payouts	—	2,267	559	2,295
Net Fees	1,558	3,355	7,522	25,077
Gains (losses) on proprietary investments	—	(34)	5	532
Other income (loss)	359	(294)	878	34,833
Total Net Revenues	1,917	3,027	8,405	60,442

Compensation	955	1,585	4,530	11,120
Selling, general and administrative	641	1,810	1,949	8,030
Amortization and impairment charges	72	37	275	1,105
Other expenses	—	9	11	52
Total Expenses	1,668	3,441	6,765	20,307

Net Income (Loss) before income taxes	249	(414)	1,640	40,135
Adjusted base EBITDA	471	376	1,686	7,614
Total AUM	799,942	1,115,114	799,942	1,115,114

3 and 12 months ended

Adjusted base EBITDA in the quarter was $0.5 million, up $0.1 million (25%) from the prior period and was $1.7 million on a full year basis, down $5.9 million (78%). Excluding the impact of last year's Sale Transaction, adjusted base EBITDA was down $0.2 million (11%) on a full year basis primarily due to fund redemptions and market value depreciation.

Non-EBITDA highlights:

•	Other income increased during the quarter due to FX movements on U.S dollar dominated cash and receivables. However, Other income was lower on a full year basis due to net sales proceeds received on last year's Sale Transaction.

15

Global*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,426	1,804	6,429	7,097
less: Sub-advisor fees	42	46	179	183
Net Fees	1,384	1,758	6,250	6,914
Commissions	2,298	1,632	9,685	11,487
less: Commission expense	949	519	3,341	4,073
Net Commissions	1,349	1,113	6,344	7,414
Gains (losses) on proprietary investments	(565)	(242)	(730)	770
Gains (losses) on long-term investments	(172)	199	(434)	199
Other income (loss)	(144)	54	(400)	863
Total Net Revenues	1,852	2,882	11,030	16,160

Compensation (1)	2,021	683	8,154	4,749
Placement and referral fees	9	39	102	157
Selling, general and administrative	1,121	1,120	4,316	4,430
Amortization and impairment charges	22	990	328	3,849
Other expenses	140	17	503	114
Total Expenses	3,313	2,849	13,403	13,299

Net Income (Loss) before income taxes	(1,461)	33	(2,373)	2,861
Adjusted base EBITDA	375	1,304	3,037	5,655
Total AUM	396,698	474,550	396,698	474,550

*	This segment, along with our Lending segment substantially forms our "Private Resource Investments" platform.

(1)	Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $0.4 million, down $0.9 million (71%) from the prior period, and was $3.0 million on a full year basis, down $2.6 million (46%):

•	On a three months ended basis, lower EBITDA was due to lower net fee generation on lower AUM in fixed-term LP products.

•	On a full year basis, lower EBITDA was due to lower net commissions on reduced private placement activity in the U.S. broker-dealer portion of this segment, as well as lower net fee generation on lower AUM in fixed-term LPs as previously noted.

Non-EBITDA highlights:

•	Proprietary investment losses were due to market value depreciation on warrants and other equity kickers received in certain transactions of our U.S. broker-dealer.

•	Other losses were mainly driven by FX movements on Canadian dollar denominated cash and receivables.

•	Compensation increased due to higher restricted stock unit ("RSU") issuance.

•	Other expenses related primarily to non-recurring professional fees.

16

Lending*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,420	622	4,929	1,323
Carried interest and performance fees	—	—	685	—
less: Carried interest and performance fee payouts	—	—	356	—
Net Fees	1,420	622	5,258	1,323
Interest income (1)	3,619	3,079	13,884	13,860
Gains (losses) on proprietary investments	3,488	(302)	1,871	(488)
Gains on long-term investments	27	491	43	491
Other income (loss)	1,666	511	6,290	(4,150)
Total Revenues	10,220	4,401	27,346	11,036

Compensation	1,291	2,855	5,173	4,947
Placement and referral fees	49	617	157	5,888
Selling, general and administrative	595	324	1,522	1,003
Expected credit loss provisions (recoveries)	—	—	—	(4,942)
Amortization and impairment charges	37	2	78	6
Other expenses	—	—	30	—
Total Expenses	1,972	3,798	6,960	6,902

Net Income before income taxes	8,248	603	20,386	4,134
Adjusted base EBITDA	3,300	3,014	15,437	16,962
Total AUM (2)	498,231	252,151	498,231	252,151

*	This segment, along with our Global segment, substantially forms our "Private Resource Investments" platform.

(1)	Includes interest income from: (1) on-balance sheet loans; and (2) co-investment income from lending LP units.

(2)	During the quarter, the Company's Lending segment AUM grew by $5 million (US$3 million) and on a full year basis by $246 million (US$164 million). This brings our total Lending segment AUM to $498 million (US$365 million). $965 million (US$707 million) of committed capital remains uncalled (future AUM).

3 and 12 months ended

Adjusted base EBITDA in the quarter was $3.3 million, up $0.3 million (9%) from the prior period. The increase was primarily due to higher management fees and co-investment income from our lending LPs.

On a full year basis, adjusted base EBITDA was $15.4 million, down $1.5 million (9%). Excluding the impact of last year's loan loss reversal and catch-up interest, adjusted base EBITDA was up $6.1 million (65%). The increase in earnings on a normalized basis was primarily due to higher management fees and co-investment income from our lending LPs. We also benefited from the acceleration of deferred interest income on the early settlement of loans.

Non-EBITDA highlights:

•	Carried interest net of related payouts was $Nil on a three months ended basis and $0.3 million on a full year basis as a result of certain crystallization events in Q2 2018.

•	Gains on proprietary investments were due to market value appreciation on equity kickers received on certain loan arrangements.

•	Other income was mainly driven by FX movements on U.S dollar dominated cash, receivables and loans.

17

Merchant Banking and Advisory Services

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Commissions	3,929	5,118	17,453	17,321
less: Commission Expense	1,871	1,951	8,619	8,214
Net Commissions	2,058	3,167	8,834	9,107
Interest income	625	509	1,252	1,733
Gains (losses) on proprietary investments	(256)	376	(939)	118
Other income (loss)	(171)	597	4,350	2,383
Total Net Revenues	2,256	4,649	13,497	13,341

Compensation (1)	990	2,011	3,877	4,977
Placement and referral fees	291	142	564	191
Selling, general and administrative	625	833	2,415	2,948
Amortization and impairment charges	2	4	12	19
Other expenses	—	21	301	137
Total Expenses	1,908	3,011	7,169	8,272
Net Income (Loss) before income taxes	348	1,638	6,328	5,069
Adjusted base EBITDA	1,094	1,434	4,474	5,699

(1)	Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $1.1 million, down $0.3 million (24%) from the prior period, and was $4.5 million on a full year basis, down $1.2 million (21%):

•	Lower compensation expense was more than offset by lower net commissions and lower trailer fee income on assets under administration attributable to Sprott products as a result of the Sale Transaction.

•	On a full year basis, results were also impacted by lower interest income.

Non-EBITDA highlights:

•	Losses on proprietary investments were the result of market value depreciation on equity kickers earned on private placement transactions.

•	Other income on a full year basis was primarily related to the net sale proceeds received on the Sale Transaction. See Note 7 of the annual financial statements.

18

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Gains (losses) on proprietary investments	2,196	135	(897)	(6,473)
Gains (losses) on long-term investments	3,152	2,949	3,231	2,949
Other income (loss)	(149)	(303)	138	(2,244)
Total Revenues	5,199	2,781	2,472	(5,768)

Compensation	4,022	3,103	10,308	8,409
Selling, general and administrative	340	725	2,723	3,308
Amortization and impairment charges	59	8	142	51
Other expenses	159	765	1,355	1,183
Total Expenses	4,580	4,601	14,528	12,951
Net Income (Loss) before income taxes	619	(1,820)	(12,056)	(18,719)
Adjusted base EBITDA	(1,020)	(840)	(8,982)	(8,188)

3 and 12 months ended

•	Proprietary investments gains during the quarter and losses on a full year basis were due to market value movements of certain resource equity holdings and bullion investments.

•	Long-term investment gains were due to market value appreciation of our strategic long-term investments.

•	Other loss during the quarter and other income on a year-to-date basis was mainly driven by FX movements on U.S dollar dominated cash and receivables.

•	Higher compensation expense was largely a result of higher LTIP amortization.

•	Lower SG&A was largely due to our on-going cost containment program.

•	Other expenses related primarily to non-recurring professional fees.

19

Dividends

The following dividends were declared by the Company during the 12 months ended December 31, 2018:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 12, 2018 - Regular Dividend Q4 - 2017	March 27, 2018	0.03	7,553
May 21, 2018 - Regular Dividend Q1 - 2018	June 5, 2018	0.03	7,553
August 20, 2018 - Regular Dividend Q2 - 2018	September 4, 2018	0.03	7,566
November 19, 2018 - Regular Dividend Q3 - 2018	December 4, 2018	0.03	7,586
Dividends (1)			30,258

(1)	Subsequent to the year-end, on February 27, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended December 31, 2018. This dividend is payable on March 25, 2019 to shareholders of record at the close of business on March 8, 2019.

Capital Stock

Including the 9.9 million unvested common shares currently held in the EPSP Trust (December 31, 2017 - 10.4 million), total capital stock issued and outstanding was 253.0 million (December 31, 2017 - 244.5 million). The increase from December 31, 2017 was primarily due to the issuance of shares as part of the purchase of CFCL on January 16, 2018.

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.04 and $0.13 for the three and twelve months ended respectively compared to $0.01 and $0.16 in the respective prior periods. Diluted earnings per share was $0.04 and $0.12 for the three and twelve months ended respectively compared to $0.01 and $0.15 in the respective prior periods. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 3.3 million stock options are outstanding pursuant to our stock option plan, of which 1.9 million are exercisable.

Liquidity and Capital Resources

Management fees and interest income can be projected and forecasted with a higher degree of certainty than commission income, carried interest and performance fees, and are therefore used as a base for budgeting and planning by the Company. Management fees and interest income are generally collected monthly or quarterly, which aids the Company's ability to manage cash flow. The Company believes that management fees and interest income will continue to be sufficient to satisfy ongoing operating needs, including expenditures on corporate infrastructure, business development and information systems. In addition, the Company holds sufficient cash and liquid securities to meet any other operating and capital requirements, if any, including its contractual commitments.

As at December 31 2018, the Company had a $90 million undrawn credit facility with a major Canadian schedule I chartered bank. Amounts may be borrowed under the facility through prime rate loans, or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.

Sprott Private Wealth LP ("SPW") and Sprott Asset Management ("SAM") are required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of the Investment Industry Regulatory Organization of Canada ("IIROC") and of the Ontario Securities Commission ("OSC"), respectively. In addition, Sprott Global Resource Investment Ltd. is registered with the Financial Industry Regulatory Authority ("FINRA") in the United States and is required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of FINRA and the Securities Exchange Commission ("SEC").

Commitments

Besides the Company's long-term lease agreements, there may be commitments to provide loans or make co-investments in lending LPs arising from our Lending segment or commitments to make investments in the net investments portfolio of the Company. As at December 31, 2018, the Company had no direct on-balance sheet loan commitments (December 31, 2017 - $9.9 million) and $38.7 million in co-investment commitments from the Lending segment (December 31, 2017 - $7.8 million).

20

Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the annual financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Loan loss provisions

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the likelihood of future events occurring. The actual outcome of these uncertain events may be materially different from the initial provision in the Company's financial statements. Management exercises judgment to determine the expected credit loss, the probability of default and loss given default.

Share-based payments

The Company measures the cost of share-based payments to employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including (in the case of options grants) the expected life of the option, volatility, and dividend yields, (and in the case of performance-based equity grants), the probability of a subsidiary or executive attaining certain performance targets, the future stock price of the Company and the future employment of a senior employee.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (i) changes in tax laws and regulations, both domestic and foreign; (ii) an amendment to the calculation of partnership income allocation; or (iii) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

21

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

Change in accounting policies

In Q1, 2018 the Company adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As a result, the Company changed its accounting policies. As permitted by the transition provision of both IFRS 9 and IFRS 15, the Company elected not to restate comparative period results. Accordingly, all comparative period information is presented in accordance with previous accounting policies.

Managing Risk: Financial

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its Lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States Dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's on balance sheet loans, co-investments in lending LPs and its net investments portfolio.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of Sprott Resource Lending Corporation ("SRLC") and through co-investments made in the lending LPs managed by SRLC. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans and co-investments decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and could adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

22

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual financial statements and records expected credit loss provisions to ensure the loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Net investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian Schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to loans receivable arises from fluctuations in cash flows from making loan advances and receiving loan repayments (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with). The Company manages its loan commitment liquidity risk through the ongoing monitoring of scheduled loan fundings and repayments ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations (e.g. dividend payments) as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; cutting its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its net investments and loans are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain net investment and loan positions may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As of December 31, 2018, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter.

23

Managing Risk: Non-financial

Managing Risk: Non-financial

Confidentiality of Information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of Interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. While employees are permitted to have investments managed by third parties on a discretionary basis, they generally choose to invest in funds managed by the Company. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent Review Committee

National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public mutual funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal Controls and Procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, IIROC, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

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